UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2023

Commission File Number 000-51151

NEXTSOURCE MATERIALS INC.
(Translation of registrant’s name into English)

1940-130 King Street West Toronto, Ontario, Canada M5X 2A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No   ☒

EXHIBITS

99.1	NextSource Materials Inc. Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements for the Nine and Three Months Ended March 31, 2023 as filed on SEDAR on June 5, 2023.

99.2	NextSource Materials Inc. Amended and Restated Management’s Discussion and Analysis for the Nine and Three Months Ended March 31, 2023 as filed on SEDAR on June 5, 2023.

99.3	NextSource Materials Inc. Form 52-109F2 Certification of Refiled Interim Filings (CEO) for the Nine and Three Months Ended March 31, 2023 as filed on SEDAR on June 5, 2023.

99.4	NextSource Materials Inc. Form 52-109F2 Certification of Refiled Interim Filings (CFO) for the Nine and Three Months Ended March 31, 2023 as filed on SEDAR on June 5, 2023.

99.5	Press release dated June 5, 2023, announcing the filing of amended and restated financial statements and MD&A.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   June 5, 2023

NEXTSOURCE MATERIALS INC.

By:	/s/Marc Johnson
Marc Johnson Chief Financial Officer

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